UNAUDITED
Wisconsin River Power Company and Subsidiary	Exhibit A-4
Consolidated Statements of Income
For the Year Ended December 31, 2002

2002
Operating Revenues
Sales of Electric Energy to:
Consolidated Water Power Company	$ 2,108,286
Wisconsin Power and Light Company	2,108,286
Wisconsin Public Service Corporation	2,108,286
6,324,858
Net Timber Sales	27,218
Other	32,643
Total Operating Revenue	6,384,719

Operating Expenses
Operation	963,944
Maintenance	577,492
Administrative and General	1,105,416
Depreciation	457,918
Income Taxes	908,061
Property and Other Taxes	909,042
Total Operating Expenses	4,921,873

Net Operating Income	1,462,846

Other Income (Expenses)
Land Development Revenues, Less Expenses	-
Sale of Undeveloped Land and Property, Net of Expenses	6,803,605
Net Timber Sales	231,355
Interest and Dividend Income	215,235
Other Income and Expense	(437,246)
Income Taxes	(2,598,694)
Interest Expense	(8,737)
Net Other Income	4,205,518

Net Income	$ 5,668,364